

Dr. Garrick Villaume · 3rd

Entrepreneur/Co-Founder, Systems Innovator, Physicist

Greater Minneapolis-St. Paul Area · Contact info

1,931 followers · 500+ connections

NETZRO, SBC

University of Minnesota-Twin Cities

About

I am an entrepreneur, systems innovator, and physicist developing products and services to satisfy people's needs for energy, food, and information. I design processes and develop technology for solving complex resource challenges by replacing systemic deficiencies with sustainable businesses. Through Physical Systems ... see more

Experience

Chief Science and Technology Officer & Cofounder
NETZRO, SBC · Full-time
May 2017 – Present · 4 yrs 5 mos
Minneapolis

We've developed innovative processing technology and are integrating ecosystems to replace waste streams with sustainable profit streams. Our system recovers the intrinsic nutrient value and reduces the enormous amounts of waste in various agricultural and food processing operations.

Owner and Principal
Physical Systems Inc.
Apr 2014 – Present · 7 yrs 6 mos
Greater Minneapolis-St. Paul Area

Physical Systems is an individual consultancy helping organizations start, grow, and strengthen business operations, sustain technical innovation and maximize product margins with efficient operating processes.

Midwest Region Liaison
Cleantech Open
Jul 2016 – Present · 5 yrs 3 mos
Greater Minneapolis-St. Paul Area

I provide program support pro bono to Cleantech Open, a non-profit, startup accelerator fostering clean technology ventures. Founded in 2010, the Midwest region has trained more than 120 start-up companies from the 13-state region.

Education

University of Minnesota-Twin Cities
Doctor of Philosophy - PhD, Elementary Particle Physics
Activities and Societies:

Soudan 2. Proton decay. Neural network classification, pattern rec, topology reconstruction. Big engineering and advanced computing for doing tiny physics deep underground. Miss you, EAP.

University of Minnesota-Twin Cities
BS, Physics

Attempted to replicate Lamb-Retherford for senior project. Will never forget Clayton Giese, grateful for all he taught me.

Harvard Business School
Strategic Leadership

Strategic Leadership Program developed by HBS for Seagate completed March 2008. Primary coursework in general management, strategy, and financial modeling complemented by use case analyses of decision processes emphasizing team building, collaboration, and leadership presence success factors.

Licenses & certifications

Computation in Complex Systems
Santa Fe Institute
Issued Aug 2020 · No Expiration Date

Programming in the Wolfram Language
Wolfram U
Issued Mar 2020 · No Expiration Date

Design for Reliability
Issued 2008 · No Expiration Date

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Volunteer experience

Member Of The Board Of Advisors
Cleantech Open Midwest
Jun 2016 – Present · 5 yrs 4 mos
Science and Technology

The Cleantech Open is a non-profit, startup accelerator. The Midwest region has trained over 90 start-up companies that have gone on to raise >$20 million in external capital since being founded in 2010.

• Organized 2-day Business Clinics in 2017 and 2018, providing entrepreneurial coaching and skills development for 35 startups. Planned agenda, curated dozens of speakers and managed events.
• Formally and informally mentored >6 startups since 2016, assisting with curriculum, business model and risk-opportunity analysis to assist funding pitches and assure sustainable growth.

Final Exam Evaluator
Minnesota State University, Mankato
Education

Reviewed and scored final presentations for 5+ TCE students in 2019 & 2020.